HUNTON & WILLIAMS LLP 1900 K STREET, N.W. WASHINGTON, D.C. 20006-1109 TEL 202 • 955 • 1500 FAX 202 • 778 • 2201

JACK A. MOLENKAMP DIRECT DIAL: 202-955-1959 EMAIL: jmolenkamp@hunton.com

May 12, 2006	FILE NO: 54521.001017

U.S. Securities and Exchange Commission

Washington, DC 20549

ATTN: Sara D. Kalin, Branch Chief-Legal

RE:	First NLC Securitization, Inc.

Registration Statement No. 333-132277

Ladies and Gentlemen:

We have enclosed for filing Amendment No. 2 to First NLC Securitization, Inc.’s Form S-3 Registration Statement, File No. 333-132277. Our response to the SEC’s comment letter dated April 26, 2006 is set forth below.

PROSPECTUS SUPPLEMENT 1

Attributes of the Assets, page S-47

1. While we note the revisions you have made in response to comment 7 of our letter dated April 4, 2006, it appears that you intend to provide delinquency information only with respect to assets that are 30 or 60 days delinquent. Refer to Items 1111(c) and 1100(b) of Regulation AB and revise your form disclosure to indicate that you will provide delinquency information in 30 or 31 day increments through charge-off. Alternatively, you may confirm that the asset pool would never include assets more than 60 days delinquent as of the cut-off date.

The Registrant has revised the disclosure to reflect that it will provide delinquency information in 30 days increments through charge-off.

BASE PROSPECTUS

Payments of Interest, page 36

2. While we note the revisions you have made in response to comment 9 of our letter dated April 4, 2006, the language you have added to this section does not appear to list all indices you may use to determine interest payments on the securities, but rather explains generally the nature of the types of indicates you may use. Accordingly, either revise to list all possible indices that may be used to determine interest payment on the securities or confirm that, in any case, they

U.S. Securities and Exchange Commission

May 12, 2006

will be indicates that at reflect payments of interest based on debt transactions and not based on a stock or commodities index.

The Registrant hereby confirms that in no case will payment of interest be based on a stock or commodities index. If not fixed, interest will always be based upon a debt index.

Credit Enhancement, page 69

3. While we note your response to comment 11 of our letter dated April 4, 2006, it does not appear that your analysis covers all of the implications of having the same credit support being used by multiple trusts and the risk that one trust would exhaust the credit support intended for a separate trust. In this regard, we note that while the example you provide relates only to buying one large insurance policy to cover multiple trusts instead of buying several separate policies at higher cost, it appears that this feature might also allow separate trusts to share other forms of credit enhancement. For example, might a spread account funded by the proceeds of one offering be used to cover the shortfalls of a separate trust? Please either remove this feature from your filing or provide us with a comprehensive list of all possible forms of credit enhancement that may be shared among trusts and explain how each form would be shared among trusts and how such mechanics have been used in the past.

The Registrant has removed this feature from its filing.

Delivery of Additional Assets, page 76

4. Your response to comment 12 of our letter dated April 4, 2006 indicates that the only situations in which additional assets would be added to the trust subsequent to the cut-off date would be in the case of a breach of a representation or warranty or if a prefunding account was used. As the disclosure in this section seems to indicate that assets may be added to the pool subsequent to the cut-off date and not in connection with a prefunding account, please confirm that this disclosure relates only to the situation where assets would be substituted in the case of a breach of representation or warranty.

The Registrant hereby confirms that the disclosure in this section relates only to the situation where assets would be substituted in the case of a breach of a representation or warranty.

Sincerely,

/s/ Jack A. Molenkamp
Jack A. Molenkamp